

October 3, 2013

<u>Via E-mail</u>
Turid M. Sørensen
Chief Financial Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

> **Re:** **Nordic American Tankers Limited**
> **Form 20-F for the year ended December 31, 2012**
> **Filed March 19, 2013**
> **File No. 001-13944**

Dear Ms. Sørensen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F</u>

<u>Item 5. Operating and Financial Review and Prospects, page 33</u>

<u>Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 34</u>
<u>Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 36</u>

1. We note that you have presented what is essentially a non-GAAP income statement on pages 34 and 36 of MD&A as the table on these pages includes the non-GAAP measure "net voyage revenues." As outlined in Question 102.10 of the CD&I's maintained on the Commission's website, the presentation of a full non-GAAP income statement may place

undue emphasis on the non-GAAP information and is therefore not considered appropriate. Furthermore, if you wish to present and discuss the non-GAAP measure net voyage revenues in MD&A, we believe the most comparable GAAP measure, gross voyage revenues, should be presented and discussed on a more prominent basis than the related non-GAAP measure pursuant to the guidance outlined in Item 10(e) of Regulation S-K. Please confirm that you will revise future filings accordingly. Refer to the guidance outlined in the Division of Corporation Finance's Compliance and Disclosure Interpretations regarding Non-GAAP measures maintained on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Operating and Financial Review and Prospects, page 33

Critical Accounting Estimates, page 41

Vessel Impairment, page 43

2. We note from the disclosure on page 43 of MD&A that in preparing its impairment analysis for its vessels, the company estimates the daily time charter equivalent for the remaining operating days based on the most recent fifteen year historical average for similar vessels and utilizing available market data for spot market rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenditures.   As time charter rates are volatile in nature and are currently at relatively low levels as compared to those earned in past periods, please revise your discussion in the critical accounting policies section of MD&A to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event the company utilized the one year and five year average daily time charter equivalent rates in preparing its impairment analysis for its vessels.

Form 6-K filed May 15, 2013

Financial Information

3. We note the disclosure in your report on Form 6-K which indicates that your acquisition of the Manager was accounted for using the acquisition method based on settlement gain or loss on pre-existing relationship and fair value of the assets and liabilities of Scandic. We also note that because of US GAAP rules, you were required to take a $5 million charge to your first quarter 2013 results of operations. Please explain to us in further detail and in the notes to your financial statements how you accounted for this acquisition transaction in your financial statements during the first quarter of 2013 and provide us with the allocation of the purchase price to the net assets acquired. Also, please tell us and explain in the notes to your financial statements how you calculated or determined

the $5.0 million charge recognized for the settlement of the pre-existing relationship with the Scandic. Your response should also explain how your determination of this charge complied with the guidance outlined in ASC 805-10-55-21 through 24.

4. In a related matter, we note from the disclosure included in Note 21 to the company's financial statements included in the Annual Report on Form 20-F for 2012 that on January 10, 2013, the Board of Directors amended the vesting requirements for 174,000 shares allocated to the manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted. Please tell us and explain in the notes to your financial statements whether this modification to the vesting of the restricted shares issued to the Manager resulted in a charge to expense in your financial statements. If not, please explain why.

Form 6-K filed August 13, 2013

5. We note from your Report on Form 6-K filed on August 13, 2013 that the company experienced significant declines in its revenues for both the second quarter and six months ended June 30, 2013 as compared to the comparable periods of the prior year as well as in comparison to the first quarter of 2013. We also note from the disclosure in your Form 6-K that spot rates achieved for the second quarter of 2013 were weaker than in the first quarter of 2013. Please tell us whether you considered these declining revenues and spot market rates to be potential indicators of impairment for your vessels during the second quarter of 2013 and provide us with the results of any interim impairment analysis that was completed. To the extent that you did not perform an interim impairment analysis with respect to your vessels, please explain in detail why you did not believe this was required pursuant to the guidance outlined in ASC 360-10-35-21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief